Exhibit 99.3

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Nine months ended November 30, 2009

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended November 30, 2009.

Oromin Explorations Ltd.
Consolidated Balance Sheets as at
(Unaudited – Prepared by Management)

	November 30, 2009	February 28, 2009 (audited)

ASSETS

Current
Cash	$9,471,699	$6,550,450
Receivables	155,753	195,379
Investments (Note 5)	95,832	71,874
Prepaid expenses and deposits	61,091	11,122
	9,784,375	6,828,825

Resource properties (Note 6)	50,648,951	40,292,264
Advances to joint venture	900,955	1,787,158
Contractor deposit	185,045	222,372
Equipment and fixtures	176,679	213,463
Performance bond – restricted cash	6,908	24,525
	$61,702,913	$49,368,607

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,402,792	$2,332,359

Shareholders’ equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued: 94,717,035 common shares
(February 28, 2009 – 66,067,606)	76,817,333	58,528,199
Contributed surplus (Note 7)	11,074,875	8,475,106
Accumulated other comprehensive loss	(275,518)	(299,476)
Deficit	(27,316,569)	(19,667,581)
	60,300,121	47,036,248
	$61,702,913	$49,368,607

Oromin Explorations Ltd.
Consolidated Statements of Operations
(Unaudited – Prepared by Management)

	Three months Ended November 30, 2009	Three months Ended November 30, 2008	Nine months Ended November 30, 2009	Nine months Ended November 30, 2008

EXPENSES
Amortization	$12,708	$12,596	$37,795	$29,149
Filing and transfer fees	20,631	6,399	52,967	26,754
Office and rent	139,710	42,335	218,293	137,319
Professional and consulting fees	78,815	85,042	251,687	364,049
Salaries and benefits	118,242	82,168	525,963	215,309
Stock-based compensation (Note 9)	144,063	38,164	2,600,482	4,636,533
Travel and public relations	159,656	80,153	275,613	254,827
	(673,825)	(346,857)	(3,962,800)	(5,663,940)

OTHER INCOME (EXPENSE)
Write-down of oil & gas property (Note 6)	(491,397)	-	(2,835,482)	-
Foreign exchange (loss) gain	(323,458)	550,368	(998,888)	535,551
Project management fees	99,286	-	144,070	-
Interest income	1,576	194,558	4,112	456,253
Loss on disposition of investment	-	-	-	(447,458)
	(713,993)	744,926	(3,686,188)	544,346

Income (loss) for the period	(1,387,818)	398,069	(7,648,988)	(5,119,594)

Other comprehensive gain (loss)
Unrealized gain (loss) on investments (Note 5)	-	(95,832)	23,958	(221,117)

Total comprehensive income (loss) for the period	$(1,387,818)	$302,237	$(7,625,030)	$(5,340,711)

Basic and diluted loss per common share	$(0.01)	$0.01	$(0.09)	$(0.08)

Weighted average number of shares outstanding	94,714,456	65,227,606	83,235,828	65,172,371

Oromin Explorations Ltd.
Consolidated Statements of Deficit and Accumulated Other Comprehensive Loss
(Unaudited – Prepared by Management)

	Three months Ended November 30, 2009	Three months Ended November 30, 2008	Nine months Ended November 30, 2009	Nine months Ended November 30, 2008
STATEMENT OF DEFICIT
Balance, beginning of period	$25,928,751	$20,611,059	$19,667,581	$15,093,396
Net loss (income) for the period	1,387,818	(398,069)	7,648,988	5,119,594
Balance, end of period	$27,316,569	$20,212,990	$27,316,569	$20,212,990

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period	$275,518	$209,137	$299,476	$531,311
Unrealized loss on investments	-	95,833	-	221,117
Unrealized gain on investments	-	-	(23,958)	-
Reversal of loss on investment disposed of	-	-	-	(447,458)

Balance, end of period	$275,518	$304,970	$275,518	$304,970

Oromin Explorations Ltd.
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three months Ended November 30, 2009	Three months Ended November 30, 2008	Nine months Ended November 30, 2009	Nine months Ended November 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(1,387,818)	$398,069	$(7,648,988)	$(5,119,594)
Items not affecting cash
Stock-based compensation	144,063	38,164	2,600,482	4,636,533
Writedown of oil & gas property	491,397	-	2,835,482	-
Loss on disposition of investment	-	-	-	447,458
Amortization	12,708	12,596	37,795	12,596
Foreign exchange loss (gain)	6,878	(11,895)	37,327	(17,535)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(19,443)	(331,488)	(40,634)	(355,881)
Receivables	(35,443)	(96,456)	57,243	(123,350)
Prepaid expenses and deposits	(36,776)	-	(49,969)	-

	(824,434)	8,990	(2,171,262)	(519,773)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash – net	(28,013)	-	18,456,867	483,098

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(6,076,761)	(3,986,205)	(15,864,765)	(14,662,165)
Advance from (to) joint venture	8,155,982	-	886,203	-
Proceeds of oil and gas farm-out	-	-	1,615,217	-
Purchase of equipment and fixtures	(1,011)	-	(1,011)	(200,337)

	2,078,210	(3,986,205)	(13,364,356)	(14,862,502)

Change in cash	1,225,763	(3,977,215)	2,921,249	(14,899,177)
Cash - beginning of period	8,245,936	15,217,955	6,550,450	26,139,917

Cash - end of period	$9,471,699	$11,240,740	$9,471,699	$11,240,740

Supplemental disclosure with respect to cash flows (Note 11)

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2009

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profitable operations in the future. Notes 7 and 13 set out that the Company has recently completed two successful equity financings.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information and note disclosure required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2009.

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of the new accounting standard described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.	CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets

Effective March 1, 2009, the Company adopted CICA Handbook Section 3064 Goodwill and Intangible Assets which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has not had a significant impact on the Company’s consolidated financial statements.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2009

4.	CHANGES IN ACCOUNTING POLICIES (continued)

Business combinations

In January 2009, the CICA issued the new Handbook Section 1582 “Business Combinations”, effective for fiscal years beginning on or after January 1, 2011. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. This standard is not expected to have any effect on the Company’s financial statements unless and until one or more business combination transactions occur.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

5.	INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at November 30, 2009 of $0.08 per share or $95,832 in the aggregate. The Company classifies these shares as available for sale, and accordingly any revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period ended November 30, 2009 the Company recognized a gain in fair value attributable to the shares of Lund totaling $23,958 credited to other comprehensive income.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2009

6.	RESOURCE PROPERTIES

		Sabodala, Senegal	Santa Rosa Argentina	Total

Balance, February 28, 2009		$36,759,620	$3,532,644	$40,292,264

Acquisition costs		-	63,750	63,750
Camp operation		1,054,210	-	1,054,210
Contractors and geological staff		1,093,123	-	1,093,123
Corporate services fee		1,360,575	-	1,360,575
Drilling		4,208,231	1,611,973	5,820,204
Engineering		2,661,113	-	2,661,113
Exploration office		181,837	89,045	270,882
Land and legal		69,303	181,645	250,948
Presumptive income tax		-	17,850	17,850
Sample analysis		995,965	-	995,965
Social programs		188,221	23,434	211,655
Travel and accommodation		353,671	33,391	387,062
Wages and benefits		620,049	-	620,049
		12,786,298	2,021,088	14,807,386
Proceeds of partial disposition	(Note 6(b))	-	(1,615,217)	(1,615,217)
Writedown of carrying costs	(Note 6(b))	-	(2,835,482)	(2,835,482)

Balance, November 30, 2009		$49,545,918	$1,103,033	$50,648,951

a)	Sabodala gold project, Senegal

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention grants the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Sénégal. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire its interest in the Sabodala Property, OJVG was obliged to spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007, a condition which was met in October 2006. In March 2007 the Government of Sénégal granted a 20 month extension, to December 2008, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure has been met. In December 2008 the Government of Sénégal granted a further 12 month extension, to December 22, 2009, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure has been met, and OJVG has commenced the process to convert its exploration license into a mining license.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2009

6.	RESOURCE PROPERTIES AND DEFERRED COSTS (continued)

a)	Sabodala gold project, Senegal (continued)

OJVG wa3s incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production.

Effective March 11, 2009 the Company agreed to a renewal of the corporate advisory agreement with Bendon, and committed to make payments totaling US$1,250,000 between March and December 2009. During the nine-month period ended November 30, 2009 the Company incurred fees to Bendon of $1,360,575.

b)	Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, Exploraciones Oromin SA (“EOSA”), over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree EOSA was committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011; this has occurred.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire a 32.48% interest in the Santa Rosa Property by contributing US$1,400,000 to exploration and development of the project, following which the joint venture partners are to fund ongoing expenditures pro rata to their interests. The LOI was superseded in December 2008 by the settlement and execution of various formal agreements incorporating the terms of the LOI. On May 4, 2009 Otto paid the US$ 1,400,000, translated as $1,649,340 and acquired its 32.48% interest in the Santa Rosa project by acquiring that per cent interest in the shares of Cynthia Holdings Limited (“Cynthia”) which in turn owns all the shares of EOSA, which holds the hydrocarbon rights granted under Decree 1018/2008.

In July 2009 the Santa Rosa project joint venture drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. The Company has recognized that the dry hole is indicative of probable impairment of certain costs of the Santa Rosa project, and has written off related costs of $2,835,482. EOSA’s drilling expenditure through July 2009 has met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014. On December 24, 2009 Otto paid a final cash call amount of US $85,700 in respect of the Santa Rosa oil and gas project, and the joint venture was terminated, such that thereafter the Company holds a 100 per cent interest in the project.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2009

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized
An unlimited number of common shares without par value

Balance as at February 28, 2009	66,067,606	$58,528,199	$8,475,106
Issued for cash pursuant to private placement	28,571,429	20,000,000	-
Less: Share issue costs	-	(1,776,379)	-
Issued for cash on exercise of stock options	3,000	1,050	-
Issued as a finder’s fee in respect of the Santa Rosa project	75,000	63,750	-
Transfer of contributed surplus on option exercise		713	(713)
Stock-based compensation	-	-	2,600,482
Balance as at November 30, 2009	94,717,035	$76,817,333	$11,074,875

See Note 13 which describes the issue on December 2, 2009 of an additional 8,117,850 shares.

8.	WARRANTS

As at November 30, 2009, there were no share purchase warrants outstanding and exercisable. During the period, a total of 4,140,000 warrants exercisable at prices between $2.75 and $3.30 expired unexercised.

See Note 13 which describes the issue on December 2, 2009 of an additional 487,071 warrants.

9.	STOCK OPTIONS

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding,
February 28, 2009	5,578,000	$2.50
Granted	3,945,000	1.12
Exercised	(3,000)	0.35
Expired	(100,000)	2.60
Outstanding, November 30, 2009	9,420,000	$1.92
Exercisable,
November 30, 2009	9,420,000	$1.92

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2009

9.	STOCK OPTIONS (cont’d…)

As at November 30, 2009, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

75,000	$ 0.40	June 1, 2010
84,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
75,000	2.79	October 1, 2010
100,000	0.80	November 22, 2010
1,621,000	1.90	February 15, 2011
20,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.04	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
75,000	3.40	March 1, 2013
2,320,000	3.25	March 26, 2013
250,000	3.00	May 14, 2013
3,870,000	1.12	July 10, 2014
75,000	0.90	October 7, 2014
9,420,000

During the nine-month period ended November 30, 2009 the Company granted options to acquire 3,945,000 common shares with a weighted average fair value of $0.66 per option resulting in stock-based compensation expense of $2,600,482 with a corresponding credit to contributed surplus as set out in Note 7. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of five years, volatility 70.1 to 71.3 per cent, risk-free equivalent yield 2.39 to 2.54 per cent and no dividends.

10.	RELATED PARTY TRANSACTIONS

	2009	2008
Professional and consulting fees	287,840	147,068
Salaries and benefits	398,070	86,100
Accrual for indemnification	232,196	-

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at November 30, 2009 is $324,688 (February 28, 2009 -$114,938) due to directors and companies with common directors. This amount includes $232,196 (February 28, 2009 - $nil) in respect of an indemnification to a senior officer and director for certain income tax costs payable by him in 2010 in respect of placing free trading shares and acquiring private placement shares in substitution. The related cost has been charged to share capital as a share issue cost.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2009

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine-month period ended November 30, 2009 were as follows:

a)	The Company incurred resource property costs of $1,121,129 through accounts payable;
b)	The Company incurred share issue costs of $232,916 through accounts payable;
c)	The Company record property acquisition costs, written off in the period, of $63,750 by the issue of common shares.
d)	The Company recorded a performance bond payment to be received of $17,817 in receivables;
e)	The Company recorded an allocation of contributed surplus on the exercise of options of $713.

The significant non-cash transactions for the nine-month period ended November 30, 2008 were as follows:

a)	The Company incurred resource property costs of $214,203 through accounts payable;
b)

The Company delivered 750,000 shares of Surge Global Energy Inc. (“Surge”) with a fair value of $81,650 as partial consideration for the acquisition from Surge of a 17.52 per cent interest in the Santa Rosa project

c)	The Company recorded an allocation of contributed surplus on the exercise of options of $187,996;
d)	The Company recorded an allocation of contributed surplus on the exercise of warrants of $17,002.

12.	SEGMENTED INFORMATION

The Company has one operating segment, the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	November 30, 2009	February 28, 2009

Senegal	$49,545,918	$36,759,620
Argentina	1,103,033	3,532,644
Canada	176,679	213,463

	$50,825,630	$40,505,727

13.	SUBSEQUENT EVENTS

On December 2, 2009 the Company closed an equity offering by prospectus and issued 8,117,850 common shares at the price of $0.85 per share for gross proceeds of $6,900,172. The Company also issued 487,071 underwriters’ compensation warrants, each exercisable to acquire one common share at the price of $0.85 per share until December 2, 2011.

On December 24, 2009 Otto Energy Ltd. paid a final cash call amount of US $85,700 in respect of the Santa Rosa oil and gas project, and the joint venture was terminated, such that thereafter the Company holds a 100 per cent interest in the project.

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED NOVEMBER 30, 2009

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the nine months ended November 30, 2009, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Sénégal. In the Province of Mendoza, Argentina, we drilled the first wildcat well on our Santa Rosa oil & gas concession which was announced on July 28 to be a dry hole. The Company holds a 43.5% interest in the Sabodala Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”).

This MD&A is dated January 13, 2010 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the nine months ended November 30, 2009 and subsequently to the date of this report, giving prominence to the most recent three months ended November 30.

1.

On December 2, 2009 we completed a prospectus financing with gross proceeds of $6.9 million. As set out in Note 13 to the third quarter financial statements, we issued 8,117,850 common shares at the price of $0.85 per share. This financing further supported our strong funding position for fiscal 2010-2011. Combined with the private placement financing with gross proceeds of $20.0 million completed in June 2009, as set out in Note 7 to the third quarter financial statements, these financings have provided a robust level of funding for our activities for the balance of the current fiscal year and extending into fiscal 2010-2011. We were pleased to welcome as a shareholder IAMGOLD Corporation through its participation in the June financing

2.

We continued our exploration of the Sabodala Gold Project, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $12.8 million to our investment in the Sabodala project in the first three fiscal quarters, and are continuing with aggressive work schedules. Total joint venture expenditures during the first three fiscal quarters, managed by Oromin, were approximately $22.8 million of which Oromin’s share was $11.4 million.

3.

On September 9, 2009 we issued a news release about the Sabodala Gold Project summarizing a pre-feasibility study and providing an update of drilling results which described new higher grade gold discoveries at four gold targets and higher grade gold mineralization at depth at three previously established targets.

4.

Our September 9, 2009 release also discussed our developing understanding of the Sabodala geology. We described how the gold deposits and prospects on our concession occur within a five kilometre wide, northeast trending structural corridor which runs for 20 kilometres along the entire length of the concession. We set out that the western part of the corridor is associated with lower grade, bulk tonnage gold deposits including OJVG’s Masato, Niakafiri Southeast and Maki Medina deposits as well as MDL’s adjacent Sabodala and Niakafiri deposits which MDL has put into production in 2009. We also described how the eastern side of this corridor, entirely contained on the OJVG concession, is host to all of OJVG’s higher grade occurrences (at Golouma West, Golouma South and Kerekounda), recent higher grade discoveries (at Kourouloulou, Golouma Northwest and Koulouquinde), and a number of so far untested targets. Note that the Kourouloulou zone was previously named Epsilon, and the Koulouquinde zone was previously named Cloverleaf. Our work in identifying new higher grade targets and defining higher grade zones within our known deposits is ongoing, and many second and third tier anomalies remain untested by drilling.

Oromin Explorations Ltd.
Nine months Ended November 30, 2009
Management Discussion and Analysis
Page 2 of 7

5.

On October 7, 2009 we issued a news release about the Sabodala Gold Project setting out higher grade drill results from the recently defined Kourouloulou deposit (previously named the Epsilon deposit), successful higher grade deep drilling results at the Golouma West and Golouma South deposits, robust results from near surface infill drilling at the bulk tonnage Masato deposit, encouraging results from trenching at the early stage Kobokoto Alpha prospect, and a new discovery – named Kotouniokolla – defined by rock samples over a gold-in-soil anomaly.

6.

On December 23, 2009 we issued a news release about the Sabodala Gold Project setting out additional higher grade drill results from the Kourouloulou deposit, successful higher grade results at the Kerekounda and Koulouquinde deposits, and successful trenching results from a new discovery – named Kobokoto South – defined by rock samples over a gold-in-soil anomaly. The releases of September 9, October 7 and December 23 portray the continuing development of resources by our ongoing exploration programs at Sabodala.

7.

On October 19, 2009 we issued a news release that Oromin Joint Venture Group Ltd. had applied to the Government of Sénégal for a mining license at Sabodala, and that Oromin Explorations Ltd. had commenced interviewing financial advisors to assist with its funding obligations related to that project.

8.

Our October 7, 2009 news release also reported that Mr. Ken Kuchling, P.Eng., had been appointed as Oromin’s Vice President of Engineering. Ken holds a Master’s degree in mining engineering, and has over 28 years experience in mining operations and consulting industries, covering numerous commodities including gold, diamonds, potash, copper and molybdenum. His engineering background includes pre-feasibility and feasibility studies, international due diligence reviews, permitting, mine geology, geotechnical engineering, tailings engineering, mine design and equipment selection. Ken will oversee all engineering work currently under way for the Sabodala Gold Project.

9.

News releases issued April 14 and May 14, 2009 during the first fiscal quarter also described significant drilling results and other progress at the Kerekounda, Golouma West, Golouma South, and Masato gold targets.

10.

In July 2009 the Santa Rosa project joint venture drilled a wildcat test well at the first selected location on the concession. As announced by our news release of July 28, 2009 the well reached a total depth of 1,270 meters in basement rocks and did not encounter hydrocarbons. Recognizing that the dry hole is indicative of probable impairment of the carrying costs of the Santa Rosa project, effective August 31, 2009 we wrote down the costs of our investment in this project with the exception of the most recent acquisition, tenure and exploration bond costs, which total $1,103,033. Exploraciones Oromin S.A.’s drilling expenditure through July 2009 has met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014. Effective December 24, 2009 Otto Energy Ltd. withdrew from the joint venture such that Oromin now holds a 100 per cent interest.

Outlook

In the near term, we will continue our exploration activities on the Sabodala Gold Project, focusing on resource expansion and project optimization studies. This will include the continued drilling and inclusion of new higher grade gold targets, such as Kourouloulou (formerly named Epsilon), Golouma Northwest, Koulouquinde (formerly named Cloverleaf) and Kobokoto, and the drilling and inclusion of higher grade down-dip extensions of current Indicated Resources at the Kerekounda, Golouma West and Golouma South deposits Oromin is re-evaluating its strategy with respect to its 100 per cent owned Santa Rosa oil and gas project and may seek the participation of other interested parties.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on the Sabodala project during the fiscal year currently in progress and subsequently. None of our resource properties are in production and therefore do not produce any income. The conclusion of our financings totaling $26.9 million in June and December has provided a comfortable level of funding to support our activities.

Oromin Explorations Ltd.
Nine months Ended November 30, 2009
Management Discussion and Analysis
Page 3 of 7

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statement” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Comment on Recent and Current Economic Conditions

The financings completed in June and December provide evidence that our management group is able to successfully finance during current market conditions. We have considered whether the current economic challenges could indicate possible impairment of the carrying values of our resource projects. Following a focused review, we have concluded that conditions suggesting impairment are not present at the Sabodala Gold Project. Among other matters, we have very active exploration programs under way at that project. As described above under “Overall Performance”, in the second fiscal quarter we made a substantial provision for impairment at the Santa Rosa oil and gas prospect.

At this stage of its development, Oromin does not generate cash flow and is a large consumer of cash resources in carrying on its exploration business. Considering management’s track record of continuing operations during past difficult markets, and the indicated quality of our projects, we maintain our opinion that the Company is likely to continue on a going-concern basis for the current and subsequent fiscal years.

From our point of view, our essential conclusion at this time is to carry on with our business strategy of advancing our projects and mobilizing a similar scale of human and technical resources as in the last several quarters. We believe the progress of our efforts, as reported above under “Overall Performance”, readily supports this conclusion.

Summary of Quarterly Results

	Three Months Ended November 30, 2009	Three Months Ended August 31, 2009	Three Months Ended May 31, 2009	Three Months Ended February 28, 2009	Three Months Ended November 30, 2008	Three Months Ended August 31, 2008	Three Months Ended May 31, 2008	Three Months Ended February 29, 2008
Total assets	$61,702,913	$64,952,046	$50,770,794	$49,368,607	$48,290,046	$47,902,708	$48,567,218	$48,205,346
Resource properties and deferred costs	50,648,951	47,021,509	44,261,851	40,292,264	36,204,517	31,834,611	26,508,057	21,246,506

Working capital	8,381,583	5,041,973	(2,828,239)	4,496,466	9,571,288	13,594,817	19,266,954	24,508,196

Shareholders’ equity	60,300,121	61,508,139	46,550,789	47,036,248	46,256,440	45,916,040	46,161,842	46,030,061
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(1,387,818)	(5,781,700)	(479,470)	545,408	398,069	(510,118)	(5,007,544)	813,144

Earnings (loss) per share	(0.01)	(0.07)	(0.01)	0.01	0.00	(0.01)	(0.07)	(0.00)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, stock-based compensation recognized on the grant of incentive options, and writedowns of property interests, can and do create very wide fluctuations. Other than the factors leading to changes in managerial and administrative costs discussed below, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly variances in more detail than presented in the financial statements.

Oromin Explorations Ltd.
Nine months Ended November 30, 2009
Management Discussion and Analysis
Page 4 of 7

Results of Operations

Our expenses for the three months ended November 30, 2009 were approximately $674,000, up significantly from approximately $347,000 in the preceding year’s third quarter. Removing the effect of the large but non-cash item stock-based compensation, our costs increased from approximately $309,000 to approximately $530,000. Large increases occurred in office and rent costs reflecting increasing activity and related allocation of staff time and costs. Travel and public relations costs in the third quarter rose substantially, reflecting a large concentration of these activities in the most recent quarter compared to the prior year; for the year as a whole, these costs are up a much smaller proportion. We expect our general levels of costs to continue in the current fiscal year in progress, and in subsequent years, as our projects continue to mature.

We continue to experience a major adverse effect on our interest income, as market rates have deteriorated dramatically, notwithstanding the recent additions to our cash balances. We also experienced an adverse increase in foreign exchange effects, attributable to our holdings of net USD monetary balances while the U.S. dollar decreased significantly from over 1.25 in February 2009 to less than 1.06 in November.

Liquidity

The financings completed in June and December 2009 have provided a significant cash position to the Company, expected to be sufficient to support its aggressive programs at the Sabodala gold project in Senegal.

Capital Resources

The financings completed in June and December have provided robust capital resources to the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessor of its office premises in Vancouver as set out in Note 15 to our year-end audited financial statements. Pursuant to informal agreements with companies which share the office premises, Oromin expects to pay approximately 60 per cent of the annual amounts set out in that note.

Related Party Transactions

During the nine months ended November 30, 2009, the Company incurred professional fees of $287,840 with directors or companies controlled by directors. These payments were comprised of $96,040 accrued or paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $191,800 for legal services accrued or paid to a law practice controlled by a director and officer of the Company. These payments reflect intensive efforts both on the Sabodala pre-feasibility study and on the June financing and the drilling of the Santa Rosa prospect. The Company also paid salaries and benefits of $398,070 to its Chief Executive Officer and to one other director for salaried management services and for a significant bonus awarded in recognition of carrying out the June financing on favourable terms. In addition, associated with the financing, a senior officer and director placed certain free trading shares with outside investors, replacing these with restricted shares from the financing. The Company has made a provision to indemnify this person for certain tax costs which arise from the transactions, as set out in Note 10 to the financial statements, charging the related cost to the share capital account as a share issue cost.

As at November 30, 2009, accounts payable include $324,688 due to related parties. Approximately 72 per cent of this does not fall due until the second calendar quarter of 2010.

These transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties, in accordance with criteria set out by Canadian accounting authorities.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property. If economically recoverable reserves are developed, capitalised costs of the related property are reclassified as production assets and amortised using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Oromin Explorations Ltd.
Nine months Ended November 30, 2009
Management Discussion and Analysis
Page 5 of 7

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Fair value is estimated using the Black-Scholes option pricing model. Consideration paid by option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income or loss for the period.

Adoption of new accounting standard

As described in Note 4 to the financial statements, the Company adopted a new accounting standard mandated by generally accepted accounting principles in Canada effective with the commencement of its 2009-2010 fiscal year. The standard has to do with goodwill and intangible assets. The adoption of this new standard has not had a material effect on the Company’s financial position or results.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

  Exploration and development expenditures;

  Property, plant and equipment (measurement and valuation);

  Provisions, including asset retirement obligations;

  Stock-based compensation;

  Accounting for joint ventures;

  Accounting for income taxes; and

  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

Oromin Explorations Ltd.
Nine months Ended November 30, 2009
Management Discussion and Analysis
Page 6 of 7

The following table summarizes the expected timing of activities related to our transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By May 31, 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	By May 31, 2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By August 31, 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By August 31, 2010
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies.	By November 30, 2010

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 28, 2009. We recommend that readers of our financial and other disclosures take note of the risk factors set out in our AIF.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 94,717,035 were outstanding at November 30, 2009 as set out in Note 7 to the financial statements. To the date of this report an additional 8,117,850 shares have been issued pursuant to a prospectus financing as set out in Note 13.

Incentive stock options

As at November 30, 2009 and to the date of this report, the Company had the following incentive stock options outstanding and exercisable:

Number of Stock Options	Exercise Price	Expiry Date

75,000	$0.40	June 1, 2010
84,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
75,000	$2.79	October 1, 2010
100,000	$0.80	November 22, 2010
1,621,000	$1.90	February 15, 2011
20,000	$2.02	April 21, 2011
100,000	$2.13	May 4, 2011
70,000	$2.04	January 9, 2012
200,000	$2.80	April 20, 2012
85,000	$2.91	May 8, 2012
100,000	$2.91	May 9, 2012
75,000	$3.40	March 1, 2013
2,320,000	$3.25	March 26, 2013
250,000	$3.00	May 14, 2013
3,870,000	$1.12	July 10, 2014
75,000	$0.90	October 7, 2014
9,420,000

Oromin Explorations Ltd.
Nine months Ended November 30, 2009
Management Discussion and Analysis
Page 7 of 7

Share purchase warrants

As at November 30, 2009 the Company had no warrants outstanding for the purchase of common shares. As set out in note 13 to the interim financial statements, in December the Company issued warrants for the acquisition of up to 487,071 common shares at the price of $0.85 for a two year term ending December 2, 2011.

Vancouver, British Columbia	January 13, 2010

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by regulatory policies. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.

Form 52-109F2
Certification of interim filings - full certificate

I, Chet Idziszek, Chief Executive Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended November 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2 5.3	N/A N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2009 and ended on November 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: January 14, 2010

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

2

Form 52-109F2
Certification of interim filings - full certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended November 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2	N/A

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2009 and ended on November 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: January 14, 2010.

“Ian Brown”
Ian Brown
Chief Financial Officer

2